Exhibit 99.1

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE 29.3.0001633-1

NOTICE TO THE MARKET

São Paulo, January 5th, 2021 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ) informs its shareholders and the market in general that, on the date hereof, it concluded the transaction with Bracell SP Celulose Ltda. and Turvinho Participações Ltda., disclosed through the Notice to the Market published by the Company on November 20th, 2020 (“Transaction”), receiving the final purchase price of R$ 1,056,754,950.00 (one billion, fifty-six million, seven hundred fifty-four thousand, nine hundred and fifty Reais) in connection with the terms of the Purchase and Sale of Timber, Commitment to Purchase and Sale of Rural Properties and Other Covenants, with Conditions Precedent signed between the parties.

The Company reinforces that the Transaction is aligned with the Company’s deleveraging plan announced to the market and confirms the financial discipline adopted by Suzano in the execution of its Financial Debt Policy.

São Paulo, January 5th, 2021.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer